SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                       (Amendment No. ___)*

                     ONSITE ENERGY CORPORATION
                         (Name of Issuer)

              CLASS A COMMON STOCK, $0.001 PAR VALUE
                  (Title of Class of Securities)

                            68284P 10 8
                          (CUSIP Number)

                      SYCOM ENTERPRISES, LLC
                       27 Worlds Fair Drive
                    Somerset, New Jersey 08873
                          (732) 748-9631

                            Copies to:

Richard T. Sperberg               Scott E. Bartel, Esq.
Onsite Energy Corporation         Bartel Eng Linn & Schroder
701 Palomar Airport Rd., #200     300 Capitol Mall, Ste. 1100
Carlsbad, CA 92009                Sacramento, CA  95814
(760) 931-2400                    (916) 442-0400
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

                       JUNE 30, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.

Check the following box if a fee is being paid with the statement <square>.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


<PAGE2>

CUSIP No. 68284P 10 8                                 Page 2 of 8
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     Sycom Enterprises, LLC
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a    <square>
          b    <checked-box>
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3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) <square>
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
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                                           7.   SOLE VOTING POWER
                                                   1,750,000
               NUMBER OF                   -----------------------------
                SHARES
             BENEFICIALLY                  8.   SHARED VOTING POWER
                 OWNED                             0
                BY EACH                    -----------------------------
               REPORTING                   9.   SOLE DISPOSITIVE POWER
              PERSON WITH                          0
                                           -----------------------------
                                           10.  SHARED DISPOSITIVE POWER
                                                   0
                                           -----------------------------

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,750,000
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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     <square>
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     9.6%
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14.  TYPE OF REPORTING PERSON*
     OO (Limited Liability Company)
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<PAGE3>


CUSIP No. 68284P 10 8                                 Page 3 of 8
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     SSBKK, Corp.
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a    <square>
          b    <checked-box>
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     AF
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) <square>
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------

                                           7.   SOLE VOTING POWER
                                                   1,750,000
                    NUMBER OF              -----------------------------
                     SHARES                8.   SHARED VOTING POWER
                  BENEFICIALLY                     0
                      OWNED                -----------------------------
                     BY EACH               9.   SOLE DISPOSITIVE POWER
                    REPORTING                      1,750,000
                   PERSON WITH             -----------------------------
                                           10.  SHARED DISPOSITIVE POWER
                                                   0
                                           -----------------------------

-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,750,000
-----------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     <square>
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     9.6%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     CO
-----------------------------------------------------------------


<PAGE4>


CUSIP No. 68284P 10 8                                 Page 4 of 8
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO.
     S. Lynn Sutcliffe
-----------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          a    <square>
          b    <checked-box>
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     AF
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) <square>
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                                           7.   SOLE VOTING POWER
                                                   1,750,000
                    NUMBER OF              -----------------------------
                     SHARES                8.   SHARED VOTING POWER
                  BENEFICIALLY                     0
                      OWNED                -----------------------------
                     BY EACH               9.   SOLE DISPOSITIVE POWER
                    REPORTING                      1,750,000
                   PERSON WITH             -----------------------------
                                           10.  SHARED DISPOSITIVE POWER
                                                   0
                                           -----------------------------
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,750,000
-----------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     <square>
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     9.6%
-----------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     IN
-----------------------------------------------------------------


<PAGE5>


CUSIP No. 68284P 10 8                                 Page 5 of 8
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                     ONSITE ENERGY CORPORATION

                           SCHEDULE 13D


     This Statement on Schedule 13D is filed on behalf of: (i) Sycom Enterprises, L.L.C., a Delaware limited liability company ("Sycom LLC");
(ii) SSBKK, Corp., the sole member of Sycom LLC ("SSBKK"); and (iii) S. Lynn Sutcliffe, a director, Chairman of the Board, and President and Chief Executive Officer of SSBKK ("Sutcliffe").


ITEM 1.     SECURITY AND ISSUER.

     This Statement on Schedule 13D relates  to  shares  of  Class A Common
Stock, $0.001 par value (the "Common Shares"), of Onsite Energy Corporation, a Delaware corporation ("Onsite"). Onsite is located at 701 Palomar Airport Road, Suite 200, Carlsbad, California 92009.

ITEM 2.     IDENTITY AND BACKGROUND.

     The persons filing this Statement and their address, principal business, and certain information regarding them, is as follows:

     NAME: Sycom LLC, SSBKK, and Sutcliffe. The other directors of SSBKK are Richard H. Missner, Mark F. Opel, Donald C. Roth, O. Griffith Sexton, and Richard L. Wright.

     ADDRESS: The business address of each of Sycom LLC, SSBKK, Sutcliffe, and Richard L. Wright is 27 Worlds Fair Drive, Somerset, New Jersey 08873. The business addresses of the other directors of SSBKK are as follows:
Richard H. Missner, R.H. Missner & Co., 676 No. Michigan Avenue, Suite 3100, Chicago, Illinois, 60611; Mark F. Opel, 86 Draehook Road, Whitehorse Station, New Jersey, 08889; Donald C. Roth, Emerging Markets Corp., 2001 Pennsylvania Avenue, NW, Suite 1100, Washington, D.C. 20006; and O. Griffith Sexton, Morgan Stanley, 1251 Avenue of the Americas, 29th Floor, New York, New York, 10029.

     PRINCIPAL OCCUPATION/BUSINESS. Sycom LLC was formerly an energy services company that currently has no ongoing business operations. SSBKK is the sole member of Sycom LLC and has no significant business operations apart from its interest in Sycom LLC. Sutcliffe is a director, Chairman of the Board, and occupies all of the executive offices of SSBKK. Sutcliffe is also the President and Chief Executive Officer of Sycom Corporation, another energy services company. Each of the remaining directors of SSBKK are business executives.

     NO CRIMINAL PROCEEDINGS. During the last five years, each of Sutcliffe, Missner, Opel, Roth, Sexton, or Wright have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     NO CIVIL SECURITIES PROCEEDINGS. During the last five years, each of Sutcliffe, Missner, Opel, Roth, Sexton, or Wright was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and was not and is not subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

     CITIZENSHIP/PLACE  OF  ORGANIZATION.   Sycom  LLC and SSBKK Corp.  are
organized  under  the laws of the State of Delaware.   Each  of  Sutcliffe,
Missner, Opel, Roth, Sexton, and Wright is a United States citizen.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The 1,750,000 Common Shares of Onsite were acquired in consideration of the transfer of all of the project assets of Sycom LLC and Onsite's assumption of specific liabilities of Sycom LLC. No cash funds were paid for the Common Shares by Sycom LLC.


ITEM 4.    PURPOSE OF TRANSACTION.

     Pursuant to an "Asset Purchase Agreement" (the "Purchase Agreement"), Sycom LLC sold its project assets and acquired the Common Shares for the purpose of investment and as part of an overall transaction that will allow the assets that were transferred, which consist of rights under contract, to be more profitably developed by a wholly-owned subsidiary of Onsite, Sycom Onsite Corporation ("Sycom Onsite").

     Sycom LLC has designated two Directors for addition to Onsite's Board, increasing the total number of Onsite Directors from six to eight. S. Lynn Sutcliffe is to be elected Chairman of Onsite's Board, replacing Charles McGettigan, who shall remain as a Director of Onsite.

     In addition to the asset transfer, and as an integral part of the transactions contemplated by the Purchase Agreement, pursuant to a "Sale And Noncompetition Agreement" entered into with two affiliates of Sycom LLC, Sycom Corporation, a Delaware corporation ("Sycom Corp") and Sycom Enterprises, L.P., a Delaware limited partnership ("Sycom LP"), Sycom Onsite acquired the right to obtain the services and know-how of the workforce-in-place of Sycom Corp, and also a covenant not to compete of both Sycom Corp and Sycom LP. The consideration paid to Sycom Corp under the Sale and Noncompetition Agreement was 157,500 shares of Onsite Series D Convertible Preferred Stock, $.001 par value (the "Preferred Shares"), which have been deposited into an escrow. The Preferred Shares have no dividend or voting rights, and are convertible into 15,750,000 Onsite Common Shares pursuant to the terms of the "Certificate of Designation of the Series D Convertible Preferred Stock of Onsite Energy Corporation" (the "Certificate of Designation").

     Pursuant to an "Escrow Agreement", the Preferred Shares and the Common Shares into which they may be converted (collectively, the "Escrow Shares") shall be held in escrow until the eighth (8{th}) anniversary of the closing date under the Purchase Agreement, at which time, if not previously released, the Escrow Shares shall be delivered to Sycom Corp. The release of the Escrow Shares may be accelerated if certain debt obligations of Sycom Corp and Sycom LP have been repaid and certain share performance benchmarks of Onsite and Sycom Onsite have been met.

     Pursuant to the terms of a "Share Repurchase Agreement", Onsite may repurchase the Escrow Shares after June 30, 2000, for $.001 per Preferred Share, if, in general terms, the Sale and Noncompetition Agreement has been terminated, and there is no reasonably foreseeable likelihood that the conditions for the release of the Escrow Shares shall be achieved.

     Sycom Corp shall execute an irrevocable proxy to the designee of the Onsite Board of Directors with respect to the Common Shares until such time as any Common Shares in escrow are canceled or released from escrow. In addition, at such time as the Escrow Shares are released from the escrow, if ever, up to three additional Onsite Board members shall be designated by Sycom Corp.

     A Voting Agreement with a term of three years has been entered into between and among several of the principal stockholders of Onsite, Sycom Corp, and SSBKK to vote at the annual meetings of Onsite occurring during such term to authorize the issuance of additional Common Shares to permit the conversion of the Preferred Shares and for the election of the designated Directors.

     The foregoing description of the Purchase Agreement, the ancillary agreements thereto, the Certificate of Designation, and the Share Repurchase Agreement, is a summary of certain of the provisions of such agreements. Reference is made to the full Purchase Agreement and the ancillary agreements relating thereto, to the Certificate of Designation, and to the Share Repurchase Agreement, which were filed as Exhibits 2.4, 4.2, and 10.95, respectively, with Onsite's Form 8-K for June 30, 1998.

     NO FUTURE PLANS. Except as described above, the persons filing this statement currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of June 30, 1998, Sycom LLC owns 9.6% of the outstanding shares of Common Stock of Onsite. Onsite had a total of 16,418,240 shares of Common Stock outstanding as of June 30, 1998. As a result of Purchase Agreement, an additional 1,750,000 shares of Common Stock have been issued. For purposes of computing the percentage beneficial ownership of Onsite, the total number of Common Shares considered to be outstanding is 18,168,240.

     (b) Sycom LLC has sole voting and dispositive power with respect to the 1,750,000 Common Shares.

     (c)  The  persons  filing   this   statement  have  not  effected  any
transactions in the Common Shares in the past sixty days.

     (d)  Not applicable.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In order to provide for the income taxes resulting from the sale of Sycom LLC's assets, Onsite has agreed to loan to Sycom LLC up to $1 million immediately prior to the time that such taxes become due. The loan shall be secured by the 1,750,000 Common Shares pursuant to a form of Stock Pledge Agreement. Sycom LLC shall retain all voting rights with respect to the pledged shares. The loan will be due June 30, 2000 and will be payable in cash or Common Shares at the election of Sycom LLC.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     A. Purchase Agreement and attached Ancillary Agreements, Certificate of Designation, and Share Repurchase Agreement, filed as Exhibits 2.4, 4.2, and 10.95, respectively, to Onsite's Form 8-K dated June 30, 1998, are incorporated herein by reference.


///

///

                            SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATE:  July 31, 1998.

SYCOM ENTERPRISES, LLC
  By:  SSBKK Corp., its sole member



S. LYNN SUTCLIFFE
________________________________
President and CEO

SSBKK CORPORATION



By S. LYNN SUTCLIFFE
   _____________________________
   S. Lynn Sutcliffe,
   President and CEO



S. LYNN SUTCLIFFE
________________________________
S. LYNN SUTCLIFFE, AN INDIVIDUAL